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Richard Horowitz

richard.horowitz@dechert.com
+1 212 698 3525 Direct
+1 212 698 0452 Fax

April 30, 2024

VIA EDGAR

Christina DiAngelo Fettig Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Attn:	Ms. Christina DiAngelo Fettig

Re:	iDirect Private Markets Fund, File No. 811-22963 (the “Fund”)

Dear Ms. Fettig:

We are writing in response to comments you provided telephonically to Dechert LLP, counsel to the Fund, on September 19, 2023 and April 9, 2024 with respect to your review of the correspondence filed on September 13, 2023 (the “Correspondence”) and the Fund’s annual reports filed on Forms N-CSR and N-CEN for the fiscal year ended March 31, 2023. The comments of the SEC staff (“Staff”), followed by the Fund’s responses, are set forth below.

Comments related to the Diversification Status of the Fund

Comment 1:	Please provide a history of the diversification status of the Fund since inception.

Response: At the Fund’s inception, on April 22, 2015, its effective registration statement disclosed that the Fund was classified as a non-diversified fund (see here). From April 2015 to June 2019, the Fund disclosed under Form N-2, Form N-CSR, Form N-CSRS and Form N-CEN that it was classified as a non-diversified fund. In a POS 8C filed on July 2, 2019, the disclosure related to the Fund’s diversification status changed from non-diversified to diversified (see here). This change was made based on the Fund administrator’s determination, based on looking through the Fund’s underlying fund investments, that the Fund had been operating as a diversified fund for the past three years. After July 2, 2019, the Fund disclosed that it was classified as a diversified fund consistently on Form N-2, Form N-CEN (see here), and in filings pursuant to Rules 486(a), 486(b) and 497 under the Securities Act of 1933, as amended (the “1933 Act”), as applicable. The Fund maintained in its Form N-CSR and Form N-CSRS filings that it was classified as a non-diversified fund for each reporting period since inception, except that the Fund disclosed that it was classified as a diversified Fund on Form N-CSRS for the period ended September 30, 2023 (see here) in response to comments from the Staff.

The Fund hereby confirms that, since its inception, there was no uninterrupted three-year period where the Fund operated as a diversified fund under the Investment Company Act of 1940, as amended (the “1940 Act”) based on an analysis of its underlying fund investments (i.e., no look through basis).

Comment 2:	Please explain when and why the diversification status of the Fund changed.

Response: The Fund’s diversification status changed in July 2019 based on the Fund administrator looking through underlying private fund investments to include the portfolio companies of the underlying funds in its diversification calculation. While this look through approach is appropriate for calculating diversification requirements under the Internal Revenue Code of 1986, after further review, the Fund has concluded that registered funds should not look through underlying private fund investments for diversification calculations under the 1940 Act.

Comment 3:	Please supplementally confirm how the Fund intends to resolve the inconsistent disclosure related to its diversification status.

Response: The Fund confirms that it will include disclosure that the Fund operates as a non-diversified fund in future filings pursuant to Rule 486(b) of the 1933 Act, Form N-2, Form N-CSR and Form N-CSRS. The disclosure will state the following:

Since the Fund’s inception in 2015, the Fund has operated as a “non-diversified” fund for Investment Company Act of 1940 (the “1940 Act”) purposes. Under the 1940 Act, a registered investment company is required to state whether it is diversified or non-diversified for 1940 purposes. A “diversified” fund in one whose 5%+ investments comprise no more than 25% of the fund’s total assets; a non-diversified fund is not subject to this 25% limitation. In July 2019, the Fund disclosed in its updated Prospectus that it was a diversified fund based on the Fund administrator looking through the Fund’s underlying fund investments to the portfolio companies held by the underlying funds (the “Look Through Approach”). After further review, the Fund has concluded that the Look Through Approach was not the appropriate methodology to determine whether the Fund is a diversified or non-diversified fund for 1940 Act purposes. As a result, the Fund has revised (and will revise) its disclosure to consistently reflect that the Fund operates as a “non-diversified” fund. Importantly, at all times since the Fund’s inception, the Fund has operated as a non-diversified fund for 1940 Act purposes based on its underlying fund investments.

Form N-CSR

Comment 1:	Item 8 of the Fund’s Form N-CSR appears incomplete. Please consider filing an amended N-CSR to include all applicable disclosure requirements of Item 8 of Form N-CSR.

Response: The Fund filed an amended Form N-CSR on December 8, 2023, which incorporated the required Item 8 disclosures.

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Should you have any questions or comments, please contact the undersigned at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz

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